                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 2000

                                       or

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the transaction period from _________ to _________


                         Commission File Number 0-26032


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(k) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          AREA BANCSHARES CORPORATION
             (Exact name of registrant as specified in its charter)


                              230 FREDERICA STREET
                               OWENSBORO, KY 42301
                    (Address of principal executive offices)


                                 (270) 926-3232
                         (Registrant's telephone number)

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                       Financial Statements and Schedules

                           December 31, 2000 and 1999

                    With Independent Auditors' Report Thereon

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                          INDEX TO FINANCIAL STATEMENTS


                                                                             PAGE
Independent Auditors' Report                                                   1

Statements of Net Assets Available for Benefits - December 31, 2000 and 1999   2

Statements of Changes in Net Assets Available for Benefits -
   Years ended December 31, 2000 and 1999                                      3

Notes to Financial Statements                                                  4

SCHEDULES

H Line 4(i) - Schedule of Assets Held for Investment Purposes -
     December 31, 2000                                                         8

                          INDEPENDENT AUDITORS' REPORT

The Retirement Committee of
  Area Bancshares Corporation:


We have audited the accompanying statements of net assets available for benefits of Area Bancshares Corporation Profit Sharing/401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Area Bancshares Corporation Profit Sharing/401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louisville, Kentucky
May 18, 2001

/s/ KPMG LLP






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

                            AREA BANCSHARES CORPORATION
                            PROFIT SHARING/401(K) PLAN

                  Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999




                                                    2000         1999
                                                 -----------   ----------
                                     ASSETS

Investments, at fair value (note 4):
    Cash equivalents                             $ 8,100,139      608,821
    Common stocks                                  5,242,180    6,091,373
    Mutual funds                                  10,890,416   11,323,083
                                                 -----------   ----------
             Total investments                    24,232,735   18,023,277
                                                 -----------   ----------
Receivables:
    Employer contributions                           285,995      162,564
    Accrued income                                   131,467       16,330
                                                 -----------   ----------
                                                     417,462      178,894
                                                 -----------   ----------
             Total assets                         24,650,197   18,202,171
                                                 -----------   ----------
                                  LIABILITIES

Accrued expenses                                      15,990        7,500
Payable to participants                                6,618        5,721
                                                 -----------   ----------
             Total liabilities                        22,608       13,221
                                                 -----------   ----------
             Net assets available for benefits   $24,627,589   18,188,950
                                                 ===========   ==========


See accompanying notes to financial statements.

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2000 and 1999




                                                            2000          1999
                                                        ------------    ----------
Additions to net assets attributed to:
    Investment income:
      Dividends and interest                            $    899,850       683,848
      Net (depreciation) appreciation (note 4)            (2,637,752)    2,191,298
                                                        ------------    ----------
                                                          (1,737,902)    2,875,146
                                                        ------------    ----------
    Contributions:
      Employee                                             1,803,646     1,784,464
      Employer                                               658,591       644,678
                                                        ------------    ----------
                                                           2,462,237     2,429,142
                                                        ------------    ----------
             Total additions                                 724,335     5,304,288
                                                        ------------    ----------

Deductions from net assets attributed to:
    Benefits paid to participants                          1,792,169     1,629,117
    Administrative expenses                                   10,948         9,702
                                                        ------------    ----------
             Total deductions                              1,803,117     1,638,819
                                                        ------------    ----------
Transfers to the Plan (note 3)                             7,517,421            --

             Net increase                                  6,438,639     3,665,469

Net assets available for benefits - beginning of year     18,188,950    14,523,481
                                                        ------------    ----------
Net assets available for benefits - end of year         $ 24,627,589    18,188,950
                                                        ============    ==========


See accompanying notes to financial statements.

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999




(1)      DESCRIPTION OF PLAN

         The following brief description of Area Bancshares Corporation (the "Corporation") Profit Sharing/401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         (A)      GENERAL

                  The Plan is a defined contribution plan generally covering all full-time employees of Area Bancshares Corporation and subsidiaries who have completed six months of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         (B)      CONTRIBUTIONS

                  Participants may contribute not less than 1% and not more than 15% of their salary to the Plan and direct their investments between one or more of nine investment funds, subject to annual limitations. Participant 401(k) deferrals are matched by the Corporation on the basis of a 50% match on participant deferrals up to 7% of the participant's salary.

         (C)      PARTICIPANT ACCOUNTS

                  Investment earnings are allocated based on each participant's proportionate share of the fair market value of the appropriate funds as of the valuation date, decreased by any distributions to the participant.

                  Forfeitures of the non-vested portion of an employer account resulting from a participant's separation from service are used to reduce the Corporation's contribution for the plan year. If a separated participant who receives or is deemed to receive a distribution of his vested account balance upon termination from service resumes service before incurring a continuous break in service of five years, the amount forfeited will be reestablished, provided the participant repays the full amount of such distribution.

                  Participants direct their 401(K) and employer match contributions into designated funds. These funds during the Plan years ended December 31, 2000 and 1999 were: Fidelity FICP Treasury II Money Market Fund; Area Bancshares Corporation Stock; Federated U.S. Government Fund; Federated Intermediate Income Fund; Fidelity Puritan Fund; Fidelity Blue Chip Fund; Fidelity Value Fund; Fidelity Low Price Stock Fund; and T. Rowe Price International Fund.

         (D)      VESTING

                  Participants are immediately 100% vested in their contributions and related earnings. Participants are 100% vested in the Corporation's contributions and related earnings after five years of service.



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

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401 (K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

         (E)      PAYMENT OF BENEFITS

                  Upon retirement, termination of service or total and permanent disability, a participant or his designated beneficiary may elect to receive all amounts credited to the participant's account plus the participant's share of the Corporation's contributions for the current fiscal year in a lump-sum, equal installments over a period not to exceed the life expectancy of the participant or the joint life expectancy of the participant and participant's spouse, applied to the purchase of an annuity or paid or applied in any combination thereof. Upon death, the participant's designated beneficiary may elect to receive the amount such participant would have been entitled to receive, had he retired on the date of his death, in one lump-sum, in equal installments over a period not to exceed life expectancy, or applied to the purchase of an immediate life annuity. Any portion of a participant's account relating to employer contributions to which he is not entitled for any reason is forfeited upon the participant's incurring a break in service as defined under the Plan.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)      BASIS OF FINANCIAL STATEMENT PRESENTATION

                  The accompanying financial statements have been prepared on the accrual basis of accounting and comply with the rules and regulations prescribed or permitted by the Department of Labor.

         (B)      INVESTMENTS

                  Investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         (C)      USE OF ESTIMATES

                  Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

         (D)      NEW ACCOUNTING PRONOUNCEMENTS

                  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

                  SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS 133 on the Plan Financial statements would be immaterial.





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

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(3)      PLAN MERGERS

         During 2000, the Peoples Bank of Murray Profit Sharing Plan, Dees Bank of Hazel Profit Sharing Plan, Bank of Lyon County Profit Sharing Plan, and Bank of Livingston Profit Sharing Plan were merged with the Plan as a result of the acquisition of their sponsors by the Corporation.

(4)      INVESTMENTS

         The following table presents the fair value of individual investments which exceed 5% of the Plan's net assets:

                                                         2000         1999
                                                      -----------    ---------
         Cash equivalents:
            Fidelity FICP Treasury II                 $ 8,096,516      506,111
         Common stock:
            Area Bancshares Corporation                 5,124,149    4,187,467
            Security First Technologies Corporation       118,031    1,903,906
         Mutual Funds:
            Fidelity Blue Chip Fund                     5,757,442    5,778,889
            Fidelity Low Price Stock Fund               2,006,035    2,125,461
            Fidelity Value Fund                         1,054,544    1,614,813

        During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by ($2,637,752) and $2,191,298, respectively, as follows:

                                                         2000         1999
                                                      -----------    ---------
         Common stock                                 $ 1,169,619    1,381,370
         Mutual funds                                  (3,807,371)     809,928
                                                      -----------    ---------
                                                      $(2,637,752)   2,191,298
                                                      ===========    =========

(5)      TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated January 1, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

         A participant has no taxable income as a result of contributions of the employer or income of the Plan until he or she receives a distribution or a distribution is made available under the Plan.

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(6)      PLAN TERMINATION

         While the Corporation has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. In the event of termination or partial termination or upon discontinuance of contributions, the amounts credited to participants' accounts become nonforfeitable.

(7)      RELATED-PARTY TRANSACTIONS

         AREA Trust, a wholly owned subsidiary of Area Bancshares Corporation, is trustee of the Plan. The trustee provided management and accounting services and use of property and equipment to the Plan at no charge during 2000 and 1999. All Plan investments and the related investment earnings were maintained by the trustee.

                                                                      SCHEDULE H

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                                 EIN: 61-0902343

           Line 4(i) - Schedule of Assets Held for Investment Purposes

                                December 31, 2000




IDENTITY OF ISSUE, BORROWER,                                                      CURRENT
LESSOR OR SIMILAR PARTY                     DESCRIPTION OF INVESTMENT              VALUE
---------------------------------     --------------------------------------    -----------
Fidelity Investments                  FICP Treasury II Money Market Fund        $ 8,096,516
Goldman Sachs                         Goldman Sachs Prime Money Market Fund           3,623

Area Bancshares Corporation*          Common Stock                                5,124,149
Security First Technologies Corp.     Common Stock                                  118,031

Fidelity Investments                  Blue Chip Fund                              5,757,442
Fidelity Investments                  Low Price Stock Fund                        2,006,035
Fidelity Investments                  Value Fund                                  1,054,544
Fidelity Investments                  Puritan Fund                                  943,668
T. Rowe Price                         International Stock Fund                      511,553
American Century Investments          Growth Fund                                   318,395
Federated Investments                 U.S. Government Fund                          191,489
Federated Investments                 Intermediate Income Fund                      107,290
                                                                                ------------
                                      Total Investments                         $24,232,735
                                                                                ============


*Denotes a party in-interest.













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

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    Area Bancshares Corporation
                                    Profit Sharing/401(k) Plan



Date: June 29, 2001                 By: /s/ Thomas R. Brumley
    ---------------                     ----------------------------------------
                                    Name: Thomas R. Brumley
                                    Title: President and Chief Executive
                                           Officer



Date: June 29, 2001                 By: /s/ John A. Ray
    ---------------                     ----------------------------------------
                                    Name: John A. Ray
                                    Title: Executive Vice President and
                                           Chief Operating Officer



Date: June 29, 2001                 By: /s/ Patricia C. Drury
    ---------------                     ----------------------------------------
                                    Name: Patricia C. Drury
                                    Title: Vice President, Trust Officer











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

                           AREA BANCSHARES CORPORATION
                           PROFIT SHARING/401(K) PLAN

                                  EXHIBIT INDEX

 Exhibit No.                    Description                  Submission Media
 -----------                    -----------                  ----------------
 Ex. 23                     Consent of KPMG LLP,                Electronic
                            Independent Public
                            Dated June 28, 2001

















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